EXHIBIT 12.2

United Dominion Realty, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Earnings:
Income/(loss) from continuing operations	$28,135	$21,110	$74,861	$46,310
Add (from continuing operations):
Interest on indebtedness (a)	5,100	5,055	15,209	25,318
Portion of rents representative of the interest factor	661	468	1,677	1,600
Amortization of capitalized interest	174	187	521	559
Total earnings	$34,070	$26,820	$92,268	$73,787

Fixed charges from continuing operations:
Interest on indebtedness (a)	$5,100	$5,055	$15,209	$25,318
Interest capitalized	1	5	10	14
Portion of rents representative of the interest factor	661	468	1,677	1,600
Fixed charges	$5,762	$5,528	$16,896	$26,932

Ratio of earnings to fixed charges	5.91	4.85	5.46	2.74

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.